Daxbot Inc.



ANNUAL REPORT

517 N 19th St

Philomath, OR 97370

0

www.daxbot.com

This Annual Report is dated April 28, 2022.

BUSINESS

Daxbot, Inc. ("Daxbot" or the "Company") is a C-Corp organized under the laws of the state of Delaware. Daxbot was formed from Nova Dynamics, LLC which is a research and development company that created the Dax robot. Nova Dynamics, LLC is the parent company of Daxbot, Inc. and will continue as a research and development company as Daxbot is now going to market.

Dax is an urban interface delivery robot. That means that it can use sidewalks to navigate a senior living facility, or find its way to your favorite hole on a putting green with something cool to drink. One of the things that makes Dax unique is that it's built to interface with people. It's one of the only interactive urban robots in existence, using a "neck" and facial expressions to communicate. That way you don't have to try and figure out what Dax is doing. It also contributes to Dax making a lot of friends, as most people aren't used to being able to talk to a robot.

Dax functions largely as a semi-autonomous delivery robot, but it can perform a number of functions specific to different industries and research projects thanks to smart chips that make smart decisions about things like where to drive and when to stop, and a live video feed. Dax runs on a ROS-like system called DaxOS and uses GPS to route to its destination. Along the way, Dax's cameras and sensors help it avoid obstacles and cross streets safely. Dax has chips that help it make smart decisions.

Dax delivery robots can also be rented by businesses, senior living facilities, campus dining halls, resorts, golf courses, or other organizations on a monthly contract.

Previous Offerings

• Type of security sold: Promissory Note
Final amount sold: $1,000,000.00
Use of proceeds: General Operating Expenses
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Debt
Final amount sold: $6,000.00
Use of proceeds: Working Capital
Date: December 31, 2020
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Debt
Final amount sold: $560,788.00
Use of proceeds: Working Capital
Date: December 31, 2020
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Debt
Final amount sold: $428,240.00
Use of proceeds: Working Capital
Date: December 31, 2020
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Debt
Final amount sold: $7,765.00
Use of proceeds: Working Capital
Date: December 31, 2020
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Debt
Final amount sold: $375,500.00
Use of proceeds: General Operating Expenses
Date: December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

• Circumstances which led to the performance of financial statements:
All previous financial history is that of Nova Dynamics, LLC as Daxbot, Inc. was formed in 2021 as a standalone entity. As such we have supplied consolidated financials for both Nova Dynamics, LLC and Daxbot, Inc.

Fixed Assets
Fixed assets are primarily made up of our robots. Fixed assets increased by $ 245,958 in fiscal year end 2021 as compared to the previous fiscal year end.

Liabilities
Shareholder loans through fiscal year 2020 were fully converted to shareholder equity during 2021. Additional Shareholder loans were acquired by Daxbot, Inc. in the amount of $375,500 by the end of fiscal year 2021 and were used to fund operations during the year.

Revenue
Revenue for fiscal year end 2021 showed a slight increase from fiscal year end 2020. This was due to initial deployment revenue as well as revenue gained through paid appearances of our robot for third-party marketing events.

Expenses
The company expenses consist of, among other things, salary and benefits, facility expenses, professional fees, research and development expenses and general and administrative expenses. Expenses show an overall increase of 53% or $615,683 in 2021. This was largely due to bringing on additional human resources in manufacturing to increase production, and administration to begin the commercialization effort. Production was increased and there were additional expenses related to our first out of state deployments. Additionally, increased funds were spent on marketing and advertising in 2021 for the StartEngine capital raise.

• Historical results and cash flows:
The Company is currently in the initial production stage and just beginning the revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are just entering the market with our robots. Past cash was primarily generated through shareholder investments and leasing employees to other companies. Our goal is to now take the robots to market by selling Robot as a Service (RaaS). With the first few contracts signed and robots deployed, this will be the revenue generating aspect of the business moving forward.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $61,245.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Active911, Incorporated
Amount Owed: $1,000,000.00
Interest Rate: 1.86%
Maturity Date: December 31, 2029
On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

• Creditor: Mammoth Holdings
Amount Owed: $375,500.00
Interest Rate: 5.0%
In period up to December 31, 2021, the company received the loans from Mammoth Corporation in the total amount of $375,500, which bears an interest rate of 5.00% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Richards
Jason Richards's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO
Dates of Service: July 01, 2021 - Present
Responsibilities: Business Plan Strategy and Execution. Jason currently receives salary compensation of $120K per year and no equity compensation. Jason is eligible for the company's 2021 Stock Option Plan.

Other business experience in the past three years:
• Employer: Alyrica Networks
Title: Sales and Marketing Director
Dates of Service: May 16, 2018 - June 30, 2021
Responsibilities: Sales, Growth Planning, Marketing Strategy

Other business experience in the past three years:
• Employer: FFRS
Title: CEO
Dates of Service: June 01, 2015 - January 31, 2021
Responsibilities: Business Plan Strategy and Execution

Name: Tricia Welch
Tricia Welch's current primary role is with Mammoth Corporation. Tricia Welch currently services 20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: CFO
Dates of Service: April 01, 2021 - Present

Responsibilities: Manage financial functions including budgeting, accounting, forecasting, and human resources. Tricia receives a salary compensation of $50K per year and no equity compensation for this role.

Other business experience in the past three years:
• Employer: Mammoth Holdings
Title: HR/Recruiting
Dates of Service: January 13, 2020 - Present
Responsibilities: Hiring and recruiting for affiliated companies, bookkeeping and financial oversight for Nova Dynamics, and Mammoth Holdings, HR management for Nova Dynamics and Mammoth Holdings, assistance with benefits and aligning HR policies for all related companies.

Other business experience in the past three years:
• Employer: Citizens Bank
Title: Vice President and Branch Manager
Dates of Service: February 01, 2006 - January 01, 2020
Responsibilities: Overall Branch Management including hiring, coaching and managing performance of 13 direct reports; oversight of a loan and deposit portfolio in excess of $60 million each including underwriting and approving loans, sales and service of all deposit products, and management and collection of troubled loans; Member of Bank's Management Loan committee.

Name: Kevin Sullivan
Kevin Sullivan's current primary role is with Alyrica Networks. Kevin Sullivan currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director & Owner
Dates of Service: January 01, 2015 - Present
Responsibilities: Investment Strategist. Kevin does not receive salary or equity compensation for this role.

Other business experience in the past three years:
• Employer: Alyrica Networks
Title: Chief Executive Officer
Dates of Service: January 01, 2002 - Present
Responsibilities: Business Plan Strategy and Execution

Other business experience in the past three years:
• Employer: Active911
Title: Board Member
Dates of Service: February 01, 2012 - Present
Responsibilities: Founding Member

Name: Joseph Sullivan
Joseph Sullivan's current primary role is with Active911. Joseph Sullivan currently services 20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Founder, Director, and Owner

Dates of Service: January 01, 2015 - Present
Responsibilities: Visionary/Engineering Lead. Joseph does not receive salary or equity compensation for this role.

Other business experience in the past three years:
• Employer: Active911
Title: Chief Executive Officer
Dates of Service: February 01, 2012 - Present
Responsibilities: Business Plan Strategy and Execution

Other business experience in the past three years:
• Employer: Alyrica Networks
Title: Board Member
Dates of Service: February 01, 2002 - Present
Responsibilities: Founding Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Nova Dynamics, LLC (Joseph Sullivan: 49.5% and Kevin Sullivan: 49.5%)
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 90.83

RELATED PARTY TRANSACTIONS

• Name of Entity: Active911, Incorporated
Names of 20% owners: Kevin Sullivan and Joseph Sullivan
Relationship to Company: Director
Nature / amount of interest in the transaction: On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029.
Material Terms: The entire amount of the note is classified as non-current.

• Name of Entity: Mammoth Holdings
Names of 20% owners: Joseph Sullivan, Kevin Sullivan
Relationship to Company: Director
Nature / amount of interest in the transaction: In period up to December 31, 2021, the company received the loans from Mammoth Holdings in the total amount of $375,500, which bears an interest rate of 5.00% per annum.

Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 315,633 of Common Stock.
• Common Stock
The amount of security authorized is 100,000,000 with a total of 11,115,015 outstanding as of December 31, 2021.
Voting Rights
One Vote Per Share. Please see voting rights of securities sold in this offering below.
Material Rights
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
2021 Stock Option Plan
The total amount of outstanding includes 1,000,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the delivery robot industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for delivery robots for business use. Our revenues are therefore dependent upon the market for delivery robots for business use.

Developing new products and technologies entails significant risks and uncertainties

We currently in the early deployment stage and have robots (Daxbots) in active use in two states. Future delays or cost overruns in the development of our Daxbot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that delivery robots for business use is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Daxbot or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Daxbot could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Daxbot Inc.

By /s/ *Jason Richards*

    Name: <u>Daxbot, Inc</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NOVA DYNAMICS, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Nova Dynamics, LLC
Philomath, Oregon

Opinion

We have audited the consolidated financial statements of Nova Dynamics, LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nova Dynamics, LLC as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Nova Dynamics, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Nova Dynamics LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nova Dynamics, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Nova Dynamics LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 10, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	61,245	$	23,243
Account receivables, net		33,749		-
Prepaids and other current assets		-		5,000
Total current assets		**94,994**		**28,243**
Investments				
Property and Equipment, net		700,539		454,581
Total assets	$	**795,533**	$	**482,824**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	44,956	$	6,281
Shareholder loan		375,500		1,002,793
Credit card		44,062		23,064
Current portion of long term debt		3,300		-
Other current liabilities		27,746		52,087
Total current liabilities		**495,564**		**1,084,225**
Note Payable		117,321		110,000
Total liabilities		**612,885**		**1,194,225**
MEMBERS' EQUITY				
Minority interest in subsidiary		272,222		-
Members' equity		(89,574)		(711,401)
Total members' equity		**182,648**		**(711,401)**
Total liabilities and members' equity	$	**795,533**	$	**482,824**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 96,907	$ 77,150
Cost of goods sold	14,558	4,108
Gross profit	82,349	73,042
Operating expenses		
General and administrative	1,213,555	706,150
Sales and marketing	119,108	10,830
Total operating expenses	1,332,663	716,980
Operating income/(loss)	(1,250,314)	(643,938)
Interest expense	18,464	16,401
Other Loss/(Income)	(95,700)	334
Income/(Loss) before provision for income taxes	(1,173,078)	(660,673)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (1,173,078)	$ (660,673)

See accompanying notes to the financial statements

	Members' Equity	Minority Interest	Total
Ending Balance 12/31/2019	$ (50,728)	$ -	$ (50,728)
Income/(loss) FYE 12/31/2020	(660,673)	-	(660,673)
Ending Balance 12/31/2020	$ (711,401)	$ -	$ (711,401)
Member contributions	126,000		126,000
Conversion of debt to members' equity	1,661,958	-	1,661,958
Minority interest investment in Daxbot subsidiary	-	279,169	279,169
Net loss	(1,166,131)	(6,947)	(1,173,078)
Ending Balance 12/31/2021	$ (89,574)	$ 272,222	$ 182,648

See accompanying notes to the financial statements

NOVA DYNAMICS LLC
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,173,078)	$	(660,673)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		115,243		75,373
Changes in operating assets and liabilities:				
Account receivables		(33,749)		-
Inventories		-		21,921
Prepaids and other current assets		5,000		-
Account Payables		38,675		2,863
Credit card		20,998		14,616
Other current liabilities		(24,341)		14,210
Net cash provided/(used) by operating activities		(1,051,252)		(531,690)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(369,854)		(251,712)
Write off of property and equipment		8,653		-
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		(361,201)		(251,712)
CASH FLOW FROM FINANCING ACTIVITIES				
Cash provided from issuance of debt		574,200		55,000
Repayment of Note Payable		(121,579)		-
Minority interest investment in subsidiary		279,169		
Member contributions		126,000		
Cash provided from borrowing on shareholder loans		592,665		609,537
Net cash provided/(used) by financing activities		1,450,455		664,537
Change in cash		38,002		(118,865)
Cash—beginning of year		23,243		142,108
Cash—end of year	$	61,245	$	23,243
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,138	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	1,661,958	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to the financial statements

1.   NATURE OF OPERATIONS

Nova Dynamics LLC was formed on April 7, 2015, in the state of Oregon. The financial statements of Nova Dynamics LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philomath, Oregon.

Nova Dynamics LLC is an R&D company that specializes in robotics. The Company is working to put robots in the service of humanity. We achieve this by making robots that complete repetitive and time-consuming tasks so that people are free to focus on things that only people can do. We want to make robots that people like and bring a touch of sci-fi into everyday life while we're doing it.

On July 26, 2021, the Company formed a new subsidiary, Daxbot, Inc., in the state of Delaware. This subsidiary is authorized to issue 100,000,000 shares of common stock. On September 10, 2021, Nova Dynamics transferred ownership of all property and equipment to Daxbot, Inc. in exchange for 10,000,000 shares with a par value of $0.00001 in Daxbot, Inc. As of December 31, 2021, the Company owns 98.85% of all outstanding shares of Daxbot, Inc. Therefore, Daxbot, Inc. is consolidated in the Nova Dynamics financial statements presented for the year ending December 31, 2021. See Note 9 for more information regarding DaxBot, Inc.'s stand-alone operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Robots	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the has been provided and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company, as part of providing the service and rental of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $119,108 and $10,830, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Due from employees	$ -	$ 5,000
Total Prepaids and other current asset	**$ -**	**$ 5,000**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Payroll Liabilities	$ 26,677	$ 14,169
Accrued interest	1,069	37,919
Total Other Current Liabilities	**$ 27,746**	**$ 52,087**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Robots	$ 937,913	$ 588,712
Vehicles	12,000	-
Property and Equipment, at Cost	949,913	**588,712**
Accumulated depreciation	(249,374)	(134,132)
Property and Equipment, Net	$ 700,539	$ 454,581

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2019, were in the amount of $115,243 and $39,215 respectively.

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Joseph Sullivan	49.5%
Kevin Sullivan	49.5%
Thomas Sullivan	1.0%
TOTAL	**100.0%**

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into the Line of Credit Promissory Note with Active911, Incorporated in the total amount up to $1,000,000. The details of the Company's note, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissy Note- Active911, Incorporated	$ 1,000,000	1.86%	12/31/2019	12/31/2029	$ 2,046	$ -	$ -	$ 110,000	$ 110,000	$ 2,046	$ 2,046	$ -	$ 110,000	$ 110,000
Total	$ 1,000,000				$ 2,046	$ -	$ -	$ 110,000	$ 110,000	$ 2,046	$ 2,046	$ -	$ 110,000	$ 110,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	-
2024	-
2025	-
2026	-
Thereafter	110,000
Total	**$ 110,000**

Owner Loans

During 2020 and 2021 the Company borrowed money from the owners. The details of the loans from the owners and commonly owned entities are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan from Mammoth	$ 6,000	None	2020		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6,000	$ -	$ 6,000
Loan from Mammoth	$ 375,500	5.00%	2021		1,821	-	375,500	-	375,500	-	-	-	-	$ -
Loan from Joseph Sullivan	$ 560,788	2.07%	2018-2020	Converted to Equity 7/15/2021	-	-	-		-	7,816	7,816	560,788	-	$ 560,788
Loan from Kevin Sullilvan	$ 428,240	2.07%	2018-2020	Converted to Equity 7/15/2021	-	-	-		-	6,454	6,454	428,240	-	$ 428,240
Loan from Thomas Sullivan	$ 428,240	2.07%	2018-2020	Converted to Equity 7/15/2021	-	-	-		-	85	85	7,765	-	$ 7,765
Alyrica Networks	$ 12,000	5.00%	2021	7/1/2025	271	-	3,300	7,321	10,621	-	-	-	-	$ -
Total					$ 2,093	$ -	$ 378,800	$ 7,321	$ 386,121	$ 14,355	$ 14,355	$ 996,793	$ -	$ 996,793

7. RELATED PARTY

During the period up to December 31, 2021, the company had loans from shareholders in the total amount of $1,633,983, which bears an interest rate of 2.07% per annum. On July 15, 2021, all outstanding loans from shareholders, plus accrued interest, totaling $1,661,958, were converted to member's equity.

On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% per annum and has a maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

On August 23, 2021, the Company's subsidiary, Daxbot, Inc., entered into a line of credit agreement with Mammoth in the amount of up to $750,000. The note bears interest at a rate of 5% per annum and has no set maturity date. As of December 31, 2021, the outstanding balance was $375,500.

Through September 2021, the company had a management services agreement with Mammoth, a commonly owned entity. The Company paid Mammoth a monthly fee of $1,272 for various management services. Nova Dynamics stopped paying Mammoth Holdings a monthly management fee in September once operations started moving through Daxbot, Inc. Daxbot, Inc. pays for services from Mammoth Holdings at an agreed billable rate.

Mammoth pays the Company $150 a month for rent related to office space.

On August 1, 2021, the Company entered into a loan agreement with Alyrica Networks, a commonly owned entity, for the purchase of a van. Monthly payments are $275, which includes interest at 5%, and has a maturity date of July 2025. This loan was transferred to Daxbot, Inc. the consolidated subsidiary of the Company on September 10, 2021.

Alyrica Networks also rents an office space from the Company in the amount of $750 a month.
Alyrica Networks is the internet/phone provider for the Company. The Company pays standard rates for their service.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities, the following is the future minimum lease payment obligations.

Year	Obligation
2022	$ 32,154
2023	2,680
2024	-
2025	-
2026	
Thereafter	-
Total future minimum operating lease payments	$ 34,834

Rent expenses were in the amount of $50,154 and $46,974 as of December 31, 2021 and 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. DAXBOT, INC. SUBSIDIARY SUPPLEMENTAL INFORMATION

On September 10, 2021 the Company transferred the all tangible property and equipment, totaling $605,895 net of accumulated depreciation to Daxbot, Inc. in exchange for 10,000,000 shares of common stock. At this time, the majority of operations transferred from the Company to Daxbot, Inc.

The following is Daxbot, Inc.'s Balance Sheet as of December 31, 2021:

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	51,022
Account receivables, net		32,999
Prepaids and other current assets		-
Total current assets		**84,021**
Investments		
Property and Equipment, net		697,025
Total assets	**$**	**781,046**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$	73,147
Shareholder loan		375,500
Credit card		42,722
Current portion of long term debt		3,300
Other current liabilities		(1,924)
Total current liabilities		**492,745**
Note Payable		7,321
Total liabilities		**500,066**
STOCKHOLDERS' EQUITY		
Common stock		101
Additional paid-in capital - outside investors		279,168
Additional paid-in capital Nova Dynamics		605,795
Retained deficit		(604,084)
Total members' equity		**280,980**
Total liabilities and members' equity	**$**	**781,046**

The following is Daxbot Inc.'s statement of operations for the four months ended December, 31, 2021:

For Four Months Ended December 31,	2021
(USD $ in Dollars)	
Net revenue	$ 65,460
Cost of goods sold	12,704
Gross profit	52,756
Operating expenses	
General and administrative	550,163
Sales and marketing	104,678
Total operating expenses	654,841
Operating income/(loss)	(602,085)
Interest expense	1,999
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(604,084)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (604,084)

Daxbot, Inc. pays Nova Dynamics, LLC for contract labor based on actual cost. For the four-month period ending December 31, 2021, this amount was $344,924. This amount has been eliminated in the consolidated financial statements.

During 2021, Daxbot, Inc. launched a capital raise campaign. As of December 31, 2021, Daxbot, Inc. has raised $279,169, net of any expenses relating to the capital raise.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 10, 2022, which is the date the financial statements were available to be issued.

During 2021, Daxbot, Inc. launched a capital raise campaign. This capital raise is ongoing in 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,173,078, an operating cash flow loss of $1,051,252, and liquid assets in cash of $61,245, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jason Richards, Principal Executive Officer of Daxbot Inc., hereby certify that the financial statements of Daxbot Inc. included in this Report are true and complete in all material respects.

Jason Richards

CEO